Exhibit 10.3

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement"), is made by and between Relmada Therapeutics, Inc., a Delaware corporation (the "Company") whose mailing address is P.O. Box 1266, Blue Bell, PA 19422-0409 and Sergio Traversa, PharmD, MBA ("Employee"), residing at 138 Canterbury Lane, Blue Bell, PA 19422, on April 15, 2013 (the "Commencement Date").

R E C I T A L S

WHEREAS, the Company desired to employ Employee and to have the benefit of his skills and services, and Employee desired to accept employment with the Company, and therefore entered into Employment Agreement on April 18, 2012 (the "Original Agreement"); and

WHEREAS, in connection with the Company's annual review pursuant to Section 3(b) of the Original Agreement, the Company and the Employee have negotiated new terms of Employee's employment;

NOW, THEREFORE, in consideration of the mutual promises, terms, covenants and conditions set forth herein and in the Non-Disclosure Agreement, as hereinafter defined, and the performance of each, the parties hereto, intending legally to be bound, hereby agree as follows:

1.            Employment; Term.

a.   Effective upon the Commencement Date, the Company hereby employs Employee and Employee hereby accepts such employment with the Company in accordance with the terms and conditions of this Agreement. The term of Employee's employment hereunder (the "Term") shall be from the Commencement Date until the second anniversary thereof; provided, however, that the Term may be earlier terminated earlier at any time as provided in Section 7 below.

2.            Position and Duties.

a.           The Company hereby agrees to employ Employee as Chief Executive Officer of the Company ("CEO") and Chief Financial Officer of the Company ("CFO") with such responsibilities, duties and authority as are assigned to him by the Board of Directors of the Company (the "Board"), or its designee. The Employee shall report to the Board.

b.           Employee shall faithfully devote his full business/working time, attention and energy to the business and affairs of the Company and the performance of his duties hereunder and as identified in the job description in Schedule A which may be modified periodically by the Board and to use his best efforts to perform such responsibilities faithfully and efficiently.

c.           Without limiting the generality of the foregoing paragraph, during the Term, Employee may join professional associations and otherwise be involved with any family business or trust to the extent that, in the reasonable judgment of the Board or its designee, such other business pursuits and activities do not (i) interfere in any material respect with Employee's ability to discharge Employee's duties and responsibilities to the Company, whether or not such activity is pursued for gain, profit or other pecuniary advantage, or (ii) violate the Conflicts provision of Employee's Non-Disclosure Agreement. The Executive commits to perform his/her duties pursuant to this Agreement on a full time basis and not to engage in any other endeavors without the express permission of the Board of Directors of the Company.

3.            Compensation.

a.           Employee shall be entitled to receive as compensation for his employment a base annual salary at a rate of $225,000 per annum, unless otherwise increased pursuant to Section 3(b) (the "Base Salary"), during the Term, which shall be paid to Employee by the Company or any of its affiliates on a bi-weekly basis, with the first payment to be made on May 3rd 2013.

b.           Increases in the Base Salary shall be reviewed annually by the Board during the Term and any such increases will be at the Board's or its designee's sole discretion and will otherwise be consistent with the Company's annual policies and budget for payroll increases.

c.           Vacation. During the Term, Employee will be entitled to 3 weeks paid vacation time per year. To the extent that Employee does not use the full 3 weeks of vacation time in any given year, Employee may accrue and carry forward such unused time up to a maximum accrual of 12 weeks. In addition to vacation, Employee shall be entitled to personal and/or sick leave based on Company policies in effect, but in any event, Employee shall at least be entitled to a total of 5 days per yeas as personal and/or sick leave.

4.            Bonus.

a.   Upon the Company's receipt of aggregate proceeds in the amount of at least $5,000,000 pursuant to a private offering of its securities, whether they be equity, debt or a combination thereof, (the "Private Offering"), Employee shall receive an incentive cash bonus of $50,000 ("Initial Bonus"). If anytime after the Initial Bonus is paid, the Company receives additional proceeds in the aggregate amount of $2,000,000 pursuant to the Private Offering, Employee shall receive an incentive cash bonus of $25,000 (the "Additional Bonus"). For the avoidance of doubt, if the Company receives subscriptions for an aggregate amount of $7,000,000 pursuant to the Private Offering, Employee shall have received incentive cash bonuses of $75,000. Each of the Initial Bonus and Additional Bonus, if payable, shall be paid on the closing date of any respective Private Offering. Thereafter, Employee shall be eligible to receive an incentive cash bonus ("Bonus") up to the amount, based upon the criteria, and payable at such times, as may be determined by the Board in its sole and absolute discretion, which shall be binding and final, and shall be paid in a one-time lump sum payment (less payroll taxes). To the extent that such cash bonus is to be determined in light of financial performance during a specified fiscal period and the Agreement commences on a date after the start of such fiscal period, any cash bonus payable in respect of such fiscal period's results may be prorated. In addition, if the period of Employee's employment hereunder expires before the end of a fiscal period, and if Employee is eligible to receive a cash bonus at such time (such eligibility being subject to the restrictions set forth in Section 7 below), any cash bonus payable in respect of such fiscal period's results may be prorated.

b.   Upon the Company's completion of an initial public offering of itscommon stock or other event resulting in the Company's common stock becoming publicly traded, including the successful registration of the Company's common stock for resale under the Securities Act of 1933, as amended, Employee shall receive an incentive cash bonus of $50,000 ("Going Public Bonus"). Within three months of the Company's common stock becoming publicly traded, the Company will review Employee's compensation package, and if required, adjust Employees compensation package to within the twenty-fifth to seventy-fifth percentile of compensation packages of other peer group chief executive officer agreements of comparable public companies in its related industry.

5.             Benefits; Share Issuance; Stock Options.

(a)           Benefits. In addition to the salary and cash bonus referred to above, Employee shall be entitled during the Term to participate in such employee benefits plans or programs of the Company, and shall be entitled to such other fringe benefits, as are from time to time adopted by the Board and made available by the Company generally to employees of Employee's position, tenure, salary, age, health and other qualifications. Without limiting the generality of the foregoing, Employee shall be eligible for such awards, if any, under the Company's employee benefits plans or programs as shall be granted to Employee in the sole discretion of the Board or its designee. Employee acknowledges and agrees that the Company does not guarantee the adoption or continuance of any particular employee benefits plan or program or other fringe benefits during the Term, and participation by Employee in any such plan or program shall be subject to the rules and regulations applicable thereto.

(b)          Share Issuance. Employee shall receive a total of 1,538,010 shares (the "Traversa Common Stock") of the Company's common stock, par value $0.01 per share (the "Common Stock"), pursuant to the following conditions and vesting schedule:

(1)           683,560 shares of Common Stock upon the satisfaction of the Financing Condition. For Financing Condition is intended the first Series A closing of a minimum of $3,000,000 that effectively happened on July 10, 2012;

(2)           563,937 shares of Common Stock twelve (12) months after the satisfaction of the Financing Condition (so long as Employee on such date remains employed by the Company, other than on account of a termination of employment by the Company without Cause);

(3)           290,513 shares of Common Stock eighteen (18) months after the satisfaction of the Financing Condition (so long as Employee on such date remains employed by the Company, other than on account of a termination of employment by the Company without Cause).

(c) Stock Options. Immediately after the Commencement Date, Employee shall receive stock options (the "Options") from the Company's Employee Stock Option Plan, if any, to bring Employee's total equity ownership in the Company equal to five percent (5%) of the fully diluted capitalization of the Companyas of July 10, 2012, which is the date the Financing Condition was met. In addition, immediately upon the final close of the later of the bridge financing contemplated by the Company and (ii) additional offerings up to a maximum of $8,000,000 in total (each an "Additional  Financing" and collectively, the "Additional Financings"), Employee is entitled to receive Options from the Company's Employee Stock Option Plan, if any, to again bring Employee's total equity ownership in the Company equal to five percent (5%) of the Fully Diluted Capitalization, as hereinafter defined, of the Company. For purposes of calculating Employee's ownership of five percent (5%) of the Fully Diluted Capitalization of the Company, Employee shall be deemed to own 100% of the Traversa Common Stock, even though such shares may not have vested pursuant to Section 5(b)(2) and Section 5(b)(3) above. For the avoidance of doubt, following satisfaction of each of the Financing Condition and the final closing of Additional Financings, if any, Employee's total equity ownership in the Company shall be equal to five percent (5%) of the then Fully Diluted Capitalization of the Company.

The Options shall have a term of four (4) years and the exercise price of the Options shall be equal to $0.08. The Options are subject to the following vesting schedule: Twenty-five percent of the Options shall vest on the grant date and the remaining seventy-five percent (3/4) to vest in equal quarterly increments over a four (4) year period.

For purposes of this Agreement, Employee Stock Option Plan shall mean that certain Employee Stock Option Plan dated as of July 10, 2012.

6.   Expenses.

(a) The Company will reimburse Employee, in accordance with the practices in effect from time to time for other officers of the Company, for all reasonable and necessary business and travel expenses and other disbursements incurred by Employee for or on behalf of the Company in the performance of Employee's duties hereunder, upon presentation by Employee to the Company of appropriate vouchers and supporting documentation, in keeping with the Company's expense policy.

7.   Termination.

Employee's employment by the Company pursuant hereto is subject to termination as follows:

a.   Death or Disability. The Company may by written notice to Employee or his personal representative terminate Employee's employment on account of his Total Disability. Employee's employment shall terminate automatically upon his death. For purposes hereof, Employee shall be deemed to experience a "Total Disability" if Employee is considered totally disabled under any group disability plan maintained by the Company and in effect at that time, or in the absence of any such plan, Employee shall be deemed to experience a Total Disability if he shall have been unable to perform his duties hereunder on a full-time basis for 90 consecutive days or longer, or for shorter periods aggregating 120 days in any 360-day period. In the event of any dispute under this Section 7(a), Employee shall submit to a physical examination by a licensed physician mutually satisfactory to the Company and Employee, the cost of such examination to be paid by the Company, and the determination of such physician shall be determinative. In the case of a Total Disability, until the Company shall have terminated Employee's employment hereunder in accordance with the foregoing, Employee shall be entitled to receive compensation provided for herein notwithstanding any such Total Disability. In the event of the termination of Employee's employment on account of his Total Disability, such termination shall be effective immediately upon notice, in which case Employee or his representative will have no rights or claims against the Company under this Agreement except as follows:

  (i)            Employee (or his estate or representative, as applicable) shall be paid (A) any unpaid portion of his Base Salary computed on a pro rata basis through the effective date of his termination and (B) any unreimbursed expenses properly incurred;

  (ii)           All other of Employee's accrued but unpaid rights shall be as determined under any incentive compensation, stock option, retirement, employee welfare or other employee benefits plan or program of the Company in which Employee is then participating at the time of his termination; and

  (iii)          in the case of Employee's Total Disability only, the Company shall continue Employee's medical benefits coverage existing at the time of his termination for as long as permissible under the Company's health benefits policies (not to exceed 60 days) and the Company further agrees to pay Employee's COBRA premiums for a period of the lesser of (A) 6 months thereafter and (B) the remainder of the Term, with such premiums to provide for coverage at the same level and subject to the same terms and conditions as in effect for Employee at the time of termination.

b.   Involuntary Termination for Cause. The Company shall have the right to terminate Employee's employment for Cause, effective immediately upon notice thereof by the Company to Employee. In the event the Company terminates Employee's employment for Cause (as such term is defined below), such termination ("Termination For Cause") shall be effective immediately upon notice thereof, in which case Employee will have no rights or claims against the Company under this Agreement except as follows:

  (i)             Employee shall be paid (A) any unpaid portion of his Base Salary computed on apro rata basis through the date of his termination and (B) any unreimbursed expenses properly incurred; and

  (ii)           All other of Employee's accrued but unpaid rights shall be as determined under any incentive compensation, stock option, retirement, employee welfare or other employee benefits plan and program of the Company in which Employee is then participating at the time of his termination.

"Cause" shall mean: (1) conviction of Employee of any felony, or a misdemeanor where imprisonment is imposed; (2) commission or participation by Employee in any act of theft, fraud against the Company; (3) material violation by Employee of (i) any contract between the Company and Employee, or (ii) any statutory (including fiduciary) duty of Employee to the Company; (4) conduct of Employee that, based upon a good faith and reasonable factual investigation and determination by the Board, demonstrates Employee's gross unfitness to serve; or (5) the willful refusal or failure by Employee to perform any material duties reasonably requested by the Board; provided, however, that in the case of conduct described in clauses (3), (4) and (5) hereof, such conduct shall not constitute "Cause" unless (a) the Board shall have given Employee written notice setting forth in reasonable detail (i) the conduct deemed to constitute "Cause," (ii) reasonable action that would remedy the objectionable conduct and (iii) a reasonable time (no less than 7 days and no more than 15 days) within which Employee may take such remedial action, and (b) Employee shall not have taken such specified remedial action within such specified reasonable time.

c.   Involuntary Termination Without Cause. The Company may terminate Employee's employment, other than on account of death, Total Disability or for Cause, on 30 days written notice ("Termination Without Cause"), in which case Employee will have no rights or claims against the Company under this Agreement except as follows:

  (i)    Employee (or his estate or representative, asapplicable) shall be paid (A) any unpaid portion of his Base Salary computed on a pro rata basis through the date of his termination, and (B) any unreimbursed expenses properly incurred;

 (ii)           All other of Employee's accrued but unpaid rights shall be as determined under any incentive compensation, stock option, retirement, employee welfare or other employee benefits plan and program of the Company in which Employee is then participating at the time of his termination;

 (iii)          Subject to Employee's execution of a release satisfactory to the Company, Employee shall receive severance payments in the form of monthly payments of Employee's Base Salary (as in effect immediately prior to such termination) for a period of 6 months following the effective date of such termination or the remainder of the Term (such period of time, the "Severance Period"), not exceed 6 months; and.

 (iv)          Subject to Employee's execution of a release satisfactory to the Company, the Company shall continue Employee's medical benefits coverage existing at the time of his termination for as long as permissible under the Company's health benefits policies (not to exceed 60 days) and the Company further agrees to pay Employee's COBRA premiums for a period of time equal to the Severance Period, with such premiums to provide for coverage at the same level and subject to the same terms and conditions as in effect for Employee at the time of termination.

For the avoidance of doubt, upon any Termination Without Cause, Employee will immediately be paid all accrued salary, all incentive compensation to the extent earned, severance compensation as provided above, vested deferred compensation (other than pension plan or profit sharing plan benefits, which will be paid in accordance with the applicable plan), and accrued vacation pay, all to the date of termination.

d.   Voluntary Termination For Good Reason. Employee may terminate his employment for good reason ("Termination For Good Reason") upon 30 days written notice.

In the event of Termination For Good Reason, Employee shall be entitled to receive the payments and other rights provided in Section 7(c) hereof, subject to the same conditions stated therein. For purposes of this Agreement, Termination For Good Reason shall mean voluntary termination by Employee of his employment with the Company based on one of the following events:

e.           the breach by the Company of any of its material obligations under this Agreement; provided, however, that Employee shall not have the right to terminate his employment for Good Reason unless (a) Employee shall have given the Company written notice setting forth in reasonable detail (i) the circumstances deemed to constitute "Good Reason," (ii) reasonable action that would remedy such circumstances and (iii) a reasonable time (not less than 15 business days) within which the Company may take such remedial action, and (b) the Company shall not have taken such specified remedial action within such specified reasonable time. In addition, in no event shall Eniployee have the right to terminate his employment for Good Reason following a sale of the Company's business or other change of control of the Company, as a result of a reduction in title, position, responsibilities or duties solely by virtue of the Company being acquired and made part of a larger entity or being operated as a subsidiary. Voluntary Termination. Employee may otherwise terminate his employment without Good Reason upon 30 days written notice, in which case Employee (or his estate or representative, as applicable) shall be paid (A) any unpaid portion of his Base Salary on a pro rata basis through the date of the termination, and (B) any unreimbursed expenses properly incurred.

f.           Termination Due to Failure of Financing Condition to be Satisfied. In the event that the Financing Condition is not satisfied, Employee's employment with the Company shall terminate automatically, effective as of the close of business on June 30, 2013. In the event of such a termination, Employee will have no rights or claims against the Company under this Agreement except that Employee shall be reimbursed for any unreimbursed expenses properly incurred and documented.

g.           Voluntary Termination Due to Change in Control. In the event that Employee's employment is terminated because of a change in control (as defined herein) of the Company prior to the Termination Date, Employee will be paid as severance pay: (i) all accrued salary, incentive compensation to the extent earned, vested deferred compensation pension plan and profit sharing plan benefits, which will be paid in accordance with the applicable plan, and accrued vacation pay, all to the date of termination; and, (ii) Employee's Base Salary, as defined in Section 3(a), for the period commencing on the date that Employee's employment is terminated and ending on the date which is six months thereafter. For purposes of this Agreement, a "change in control" shall be defined as the sale of more than fifty (50%) of the Company's outstanding capital stock, other than in connection with an underwritten public offering of the Company's securities or a merger (or similar transaction) in which the Company is not the surviving entity or following which the Company's shareholders immediately prior to such transaction no longer control a majority of the Company's voting stock.

h.           Forfeiture of Rights. In the event that, subsequent to termination of Employee's employment hereunder, Employee breaches any of the provisions of the Non-Disclosure Agreement in any material respect, all payments and benefits to which Employee may otherwise have been entitled to pursuant to this Section 7 hereof shall immediately terminate and be forfeited.

i.            Base Salary Continuation. The Base Salary continuation set forth in this Section 7 shall be intended either (i) to satisfy the safe harbor set forth in the regulations issued under section 409A of the Internal Revenue Code of 1986, as amended (the "Code") (Treas. Regs. 1.409A-1(n)(2)(ii)) or (ii) be treated as a Short-term Deferral as that term is defined under Code section 409A (Treas. Regs. 1.409A-1(b)(4)). To the extent such continuation payments exceed the applicable safe harbor amount or do not constitute a Short-term Deferral, the excess amount shall be treated as deferred compensation under Section 409A (as defined below) and as such shall be payable pursuant to the following schedule: such excess amount shall be paid via standard payroll in periodic installments in accordance with the Company's usual practice for its senior executives.

Notwithstanding any provision in this Agreement to the contrary, in the event that Employee is a "specified employee" as defined in Section 409A, any continuation payment, continuation benefits or other amounts payable under this Agreement that would be subject to the special rule regarding payments to "specified employees" under Section 409A(a)(2)(B) of the Code shall not be paid before the expiration of a period of six months following the date of Employee's termination of employment or before the date of Employee's death, if earlier.

8.            Assignment; Binding Nature.

The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company. No rights (other than Employee's rights to compensation) or obligations of Employee under this Agreement may be assigned or transferred by Employee without the prior written consent of the Company, and any attempted assignment by Employee without such consent shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs (in the case of Employee) and assigns. The provisions of this Section 8 shall specifically survive the expiration or earlier termination of this Agreement.

9.           Notice.

Any notice (including notice of change of address) to be given pursuant to the provisions of this Agreement shall be in writing and sent by certified mail, postage pre-paid, return receipt requested, or by hand delivery to the parties at the following addresses:

If to the Company: Relmada Therapeutics, Inc. 501 Fifth Avenue, Suite 300 New York, NY 10017 With a copy to (which shall not constitute notice):	If to the Employee: Sergio Traversa, PharmD 138 Canterbury Lane Blue Bell, PA 19422

Hunter Taubman Weiss
140 West 42nd Street, Floor 10
New York, NY 10036
Attn: Rachael Schmierer

or to such other names or addresses as Company or Employee as the case may be, shall designate by notice to the person entitled to receive notices in the manner specified in this paragraph. Notice properly given by mail shall be deemed effective three business days after mailing, and if hand-delivered, upon receipt.

10.           No Inconsistent Obligations. Employee is aware of no obligations, legal or otherwise, inconsistent with the terms of this Agreement or with his undertaking employment with the Company. The Employee represents and warrants that the execution of this Agreement by him and his performance of his obligations hereunder will not conflict with, result in the breach of any provision of or the termination of or constitute a default under any agreement to which the Employee is a party or by which the Employee is or may be bound. Employee will not disclose to the Company, or use, or induce the Company to use, any proprietary information or trade secrets of others. Employee represents and warrants that he has returned all property and confidential information belonging to all prior employers.

11.           Survival. The provisions of this Agreement containing express survival clauses as well as the provisions of this Agreement which are intended to apply, operate or have effect after the expiration or termination of the term of this Agreement, or at a time when the term of this Agreement may have expired or terminated, shall survive the expiration or termination of the term of this Agreement for any reason.

12.           Attorneys' Fees. Should either party hereto, or any heir, personal representative, successor or assign of either party hereto, resort to legal proceedings in connection with this Agreement or Employee's employment with the Company, the party or parties prevailing in such legal proceedings shall be entitled, in addition to such other relief as may be granted, to recover its or their reasonable attorneys' fees and costs in such legal proceedings from the non-prevailing party or parties.

13.           Entire Agreement.

This Agreement and the Non-Disclosure Agreement constitute the complete agreements and understandings between the Company and Employee concerning Employee's employment by the Company, and supersede any and all previous agreements or understandings concerning such employment, whether written or oral, between Employee and the Company.

14.           Modification.

This Agreement may not be waived, amended or modified without the express written consent of the party against whom enforcement of such Agreement is sought.

15.           Waiver.

Except as set forth herein, no delay or omission to exercise any right, power or remedy accruing to any party shall impair any such right, power or remedy or shall be construed to be a waiver of or an acquiescence to any breach hereof. No waiver by either party of any breach by the other party of any condition or provision contained in this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time. Any waiver must be in writing and signed by Employee and the Chairman of the Board.

16.           Invalidity of Any Provision.

If any portion of this Agreement is held invalid or inoperative, the other portions of this Agreement shall be deemed valid and operative and so far as is reasonable and permitted by law, effect shall be given to the intent manifested by the portion held invalid or inoperative.

17.           Assistance in Litigation. Employee shall, during and after termination of employment, upon reasonable notice, furnish such information and proper assistance to the Company as may reasonably be required by the Company in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become a party; provided, however, that such assistance following termination shall be furnished at mutually agreeable times and for mutually agreeable compensation.

18.           Applicable Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflict of laws thereof.

19.           Disputes. This Agreement is to be governed by and construed in accordance with the laws of the State of New York applicable to contracts entered into and wholly to be performed within the State of New York by New York residents. Any controversy or claim arising out of or relating to this Agreement, or breach of this Agreement (except for any controversy or claim with respect to the Non-Disclosure Agreement, which may be submitted, at the option of the Company, to any court of competent jurisdiction located within New York, New York) is to be settled by arbitration in New York, NY in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction. There must be three arbitrators, one to be chosen directly by each party at will, and the third arbitrator to be selected by the two arbitrators so chosen. Each party will pay the fees of the arbitrator he or she selects and his or her own attorneys, and the expenses of his or her witnesses and all other expenses connected with presenting his or her case. Other costs of the arbitration, including the cost of any record or transcripts of the arbitration, administrative fees, the fee of the third arbitrator, and all other fees and costs, will be borne equally by the parties. The provisions of this Section 19 shall specifically survive the termination of this Agreement.

20.           Counterparts.

This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

21.           Headings.

The Section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

22.           Binding Effect.

The provisions of this Agreement will be binding upon, and will inure to the benefit of, the respective heirs, legal representatives and successors of the parties thereto.

19.           Section 409A.

It is intended that this Agreement be drafted and administered in compliance with section 409A of the Code, including, but not limited to, any future amendments to Code section 409A, and any other Internal Revenue Service or other governmental rulings or interpretations (together, "Section 409A") issued pursuant to Section 409A so as not to subject Employee to payment of interest or any additional tax under Section 409A. The parties intend for any payments under this Agreement to either satisfy the requirements of Section 409A or to be exempt from the application of Section 409A, and this Agreement shall be construed and interpreted accordingly. In furtherance thereof, if payment or provision of any amount or benefit hereunder that is subject to Section 409A at the time specified herein would subject such amount or benefit to any additional tax under Section 409A, the payment or provision of such amount or benefit shall be postponed to the earliest commencement date on which the payment or provision of such amount or benefit could be made without incurring such additional tax. In addition, to the extent that any Internal Revenue Service guidance issued under Section 409A would result in Employee being subject to the payment of interest or any additional tax under Section 409A, the parties agree, to the extent reasonably possible, to amend this Agreement in order to avoid the imposition of any such interest or additional tax under Section 409A, which amendment shall have the minimum economic effect necessary and be reasonably determined in good faith by the Company and Employee.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a "separation from service" within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a "termination," "termination of employment" or like terms shall mean "separation from service."

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the date first written above.

EMPLOYEE	RELMADA THERAPEUTICS, INC.

/s/ Sergio Traversa	By:	/s/ Sandesh Seth
Name: Sergio Traversa		Name: Sandesh Seth Title: Member of the Board

SCHEDULE A

DUTIES

CHIEF EXECUTIVE OFFICER

Relmada is a U.S.-based, specialty development stage biopharmaceutical company focused on high-value branded products.

•
Advises the BOD and keeps it up to date on any changes related to the Relmada's mission or goals. Formulates policies and carries out any recommendations or suggestions made by the board. Assists in the selection and evaluation of new and existing board members.

•	Recommends yearly budget for BOD approval and manages Relmada's resources within those budget guidelines according to current laws and regulations
•	Oversee the overall process of management and corporate decision-making to ensure that Relmada maximizes its shareholder returns
•	Oversees operations
•	Overseas business development and licensing activities
•	Manage investor and public relation: Assure that Relmada, its mission, programs, products and services are consistently presented in strong, positive image to relevant stakeholders
•	Manages the human resources according to authorized personnel policies and procedures that fully conform to current laws and regulations
•
Oversees fundraising planning and implementation, including identifying resource requirements, researching funding sources, establishing strategies to approach funders, submitting proposals and administrating fundraising records and documentation

•	Set financial policy and direction, lead all financial administration, business planning, and budgeting. Work closely with the finance and governance committee of the board of directors.
•	Provides strategic recommendations to the BOD based on financial analysis and projections, cost identification and allocation, and revenue/expense analysis.
•	Oversees long-term budgetary planning and cost management in alignment with Relmada's plan
•	Oversee budgeting, and the implementation of budgets
•	Ensure that financial record systems are maintained in accordance with Generally Accepted Accounting Principles, and monitor the use of all funds.
•	Oversee the preparation and approval of all financial reporting materials
•	Manage cash flow and forecasting
•	Coordinate all audit activities.
•	Evaluate and oversee all benefits negotiations

EXHIBIT A

NON-DISCLOSURE, ASSIGNMENT OF INVENTIONS,
NON-SOLICITATION AND NON-COMPETE AGREEMENT